Consortium Finance Securities LLC

Statement of Financial Condition

December 31, 2015

Assets		
Cash and cash equivalents	$	33,103
Prepaid deposits and other		963
Total Assets	$	34,066
Liabilities and Member's Equity		
Accounts payable	$	11,762
Total Liabilities		11,762
Member's Equity		22,304
Total Liabilities and Member's Equity	$	34,066

See accompanying notes.